UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

LOUD Technologies, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

545731101

(CUSIP Number)

Marc J. Leder

Rodger R. Krouse

Sun Capital Partners, LLC

5200 Town Center Circle, Suite 470

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with a copy to-

Douglas C. Gessner, Esq.

Carol Anne Huff, Esq.

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, IL  60601

(312) 861-2000

September 30, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 545731101

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Mackie, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,326,384 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,198,128 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.1%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 545731101

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,326,384 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,198,128 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 545731101

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,326,384 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,198,128 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.1%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 545731101

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Capital Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,326,384 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,198,128 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 545731101

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Capital Partners III QP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,326,384 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,198,128 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 545731101

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Capital Advisors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,326,384 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,198,128 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 545731101

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Capital Partners III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,326,384 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,198,128 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.1%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 545731101

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,326,384 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,198,128 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 545731101

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,326,384 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,198,128 (see item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,326,384 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 amends the Statement on Schedule 13D and Amendments Nos. 1, 2, 3 and 4 thereto (the “Schedule 13D”) previously filed by Sun Mackie, LLC (“Sun Mackie”), Sun Capital Partners II, L.P. (“Sun Partners II LP”), Sun Capital Advisors II, L.P. (“Sun Advisors II”), Sun Capital Partners, LLC (“Sun Partners LLC”), Sun Capital Partners III, L.P. (“Sun Partners III LP”), Sun Capital Partners III QP, L.P. (“Sun Partners III QP LP”), Sun Capital Advisors II, L.P. (“Sun Advisors III”), Sun Capital Partners III, LLC (“Sun Partners III LLC”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the common stock (the “Common Stock”) of LOUD Technologies Inc. (the “Issuer”) as follows:

Item 1.	Security and Issuer
The response set forth in Item 1 of the Schedule 13D is hereby incorporated by reference.

Item 2.	Identity and Background
The response set forth in Item 2 of the Schedule 13D is hereby incorporated by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The response set forth in Item 3 is hereby amended and supplemented by adding the following:

On March 31, 2008, June 30, 2008 and September 30, 2008 the Issuer increased the Principal Amount due under the Convertible Note previously filed as Exhibit I hereto by $41,302.08, $287,512.14 and $298,473.54, respectively, pursuant to the terms and conditions of the Convertible Note.

Item 4.	Purpose of Transaction
The response set forth in Item 4 of the Schedule 13D is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 is hereby amended and supplemented by adding the following:

(a) On June 12, 2008, pursuant to the terms and conditions of the Stockholders’ Agreement previously filed as Exhibit D hereto, Sun Mackie transferred to Randolph Street Partners V (“RSP”) and H.I.G. Sun Partners, Inc. (“HIG”) in satisfaction of RSP’s and HIG’s preemptive rights under the Stockholders’ Agreement an approximately 0.43% and 0.73% interest, respectively, in the Convertible Note.  The purchase price paid by RSP and HIG to Sun Mackie was $54,750.00 and $32,437.50, respectively, which represented the same pro rata purchase price paid by Sun Mackie for the Convertible Note.

(b) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 5,326,384 shares of common stock of the Issuer, or approximately 82.1% of the common stock outstanding (which percent is based on the number of shares outstanding of the Issuer as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q plus 1,625,458 shares of Common Stock issuable upon conversion of the Convertible Note). This number is comprised of (a) 5,198,128 shares of common stock held directly by Sun Mackie (which includes 1,606,562 shares of common stock that the Principal Amount under the Convertible Note is convertible into in accordance with the terms and conditions of the Convertible Note), (b) 47,987 shares of common stock held by RSP (which includes 11,886 shares of common stock that the Principal Amount under the Convertible Note is convertible into in accordance with the terms and conditions of the Convertible Note) by virtue of voting covenants in the Stockholders’ Agreement, (c) 28,723 shares of common stock held by HIG (which includes 7,031 shares of common stock that the Principal Amount under the Convertible Note is convertible into in accordance with the terms and conditions of the Convertible Note) by virtue of voting covenants in the Stockholders’ Agreement and (d) 51,546 shares of common stock held directly by OCM Mezzanine Fund, L.P. (“OCM”), by virtue of voting covenants in the Stockholders Agreement.

(c) Each Reporting Person may be deemed to have shared voting power to vote or direct the vote of 5,326,384 shares of common stock of the Issuer. This number is comprised of (a) 5,198,128 shares of common stock held directly by Sun Mackie (which includes 1,606,540 shares of common stock that the Principal Amount under the Convertible Note is convertible into in accordance with the terms and conditions of the Convertible Note), (b) 47,987 shares of common stock held by RSP (which includes 11,886 shares of common stock that the Principal Amount under the Convertible Note is convertible into in accordance with the terms and conditions of the Convertible Note) by virtue of voting covenants in the Stockholders’ Agreement, (c) 28,723 shares of common stock held by HIG (which includes 7,031 shares of common stock that the Principal Amount under the Convertible Note is convertible into in accordance with the terms and conditions of the Convertible Note) by virtue of voting covenants in the Stockholders’ Agreement and (d) 51,546 shares of common stock held directly by OCM, by virtue of voting covenants in the Stockholders Agreement.

(d) Each Reporting Person may be deemed to have shared power to dispose or direct the disposition of 5,198,128 shares of common stock of the Issuer. This number is comprised of 5,198,128 shares of common stock held directly by Sun Mackie (which includes 1,606,540 shares of common stock that the Principal Amount under the Convertible Note is convertible into in accordance with the terms and conditions of the Convertible Note).  The Reporting Persons and RSP, HIG, and OCM may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act as a result of the voting and transfer provisions contained in the Stockholders Agreement and the registration provisions contained in the Registration Agreement. The Reporting Persons expressly disclaim that they have agreed to act as a group with RSP, HIG, and OCM.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The response set forth in Item 6 is hereby amended and supplemented by adding the following: The Convertible Note became exercisable on June 20, 2008.

Item 7.	Material to be Filed as Exhibits

Exhibit A                       Additional Information required by Item 2 of Schedule 13D*

Exhibit B                         Joint Filing Agreement, dated February 21, 2003, by and among each of the Reporting Persons*

Exhibit C                         Post-Closing Funding Agreement, dated February 21, 2003*

Exhibit D                        Stockholders Agreement, dated February 21, 2003*

Exhibit E                          Registration Agreement, dated February 21, 2003*

Exhibit F                          Securities Purchase Agreement, dated March 31, 2003**

Exhibit G                         Stock Purchase Warrant, dated March 31, 2003**

Exhibit H                        Exchange Agreement, dated August 3, 2004***

Exhibit I                             Convertible Senior Subordinated Secured Promissory Note, dated March 18, 2008 ****

Exhibit J                            Security Agreement, dated March 18, 2008*****

*Previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on February 27, 2003.

**Previously filed as an exhibit to Amendment No. 1 to Schedule 13D filed by the Reporting Persons on April 4, 2003.

***Previously filed as an exhibit to Amendment No. 2 to Schedule 13D filed by the Reporting Persons on August 4, 2004.

****Previously filed as an exhibit to Amendment No. 4 to Schedule 13D filed by the Reporting Persons on March 26, 2008.

***** Incorporated by reference to exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on March 20, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2008	Sun Mackie, LLC

	By :	/s/ Mark Hajduch
	Name :	Mark Hajduch
	Title :	Attorny-in-Fact

Sun Capital Partners II, L.P.

	By :	/s/ Mark Hajduch
	Name :	Mark Hajduch
	Title :	Attorny-in-Fact

Sun Capital Advisors II, LP

	By :	/s/ Mark Hajduch
	Name :	Mark Hajduch
	Title :	Attorny-in-Fact

Sun Capital Partners, LLC

	By :	/s/ Mark Hajduch
	Name :	Mark Hajduch
	Title :	Attorny-in-Fact

Sun Capital Partners III, LP

	By :	/s/ Mark Hajduch
	Name :	Mark Hajduch
	Title :	Attorny-in-Fact

Sun Capital Partners III QP, LP

	By :	/s/ Mark Hajduch
	Name :	Mark Hajduch
	Title :	Attorny-in-Fact

Sun Capital Advisors III, LP

	By :	/s/ Mark Hajduch
	Name :	Mark Hajduch
	Title :	Attorny-in-Fact

Sun Capital Partners III, LLC

	By :	/s/ Mark Hajduch
	Name :	Mark Hajduch
	Title :	Attorny-in-Fact

/s/ Mark Hajduch
By Mark Hajduch, as Attorny-in-Fact for Rodger R. Krouse

/s/ Mark Hajduch
By Mark Hajduch, as Attorny-in-Fact for Marc J. Leder

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).